

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 16, 2021

Brian M. Culley
Chief Executive Officer
Lineage Cell Therapeutics, Inc.
2173 Salk Avenue, Suite 200
Carlsbad, CA 92008

>   **Re: Lineage Cell Therapeutics, Inc.**
>   **Registration Statement on Form S-3**
>   **Filed March 11, 2021**
>   **File No. 333-254167**

Dear Mr. Culley:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jordan Metoyer at 202-551-6001 or Tim Buchmiller at 202-551-3635 with any questions.

>   Sincerely,

>   Division of Corporation Finance
>   Office of Life Sciences

cc: Steven M. Przesmicki, Esq.